UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 9, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lazare Kaplan International Inc.

File No. 001-07848 - CF#17954
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        Lazare Kaplan International Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on January 13, 2006.

        Based on representations by Lazare Kaplan International Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10al	through January 13, 2016
Exhibit 10am	through January 13, 2016

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Eloise Bavaria
Special Counsel